

P.E. 12/31/01





PROCESSED
APR 11 2002
THOMSON
FINANCIAL

Alternate Routes.

By holding to strategies that challenge the conventional wisdom, we're moving past today's competitors. And closer to our Destination.

Quaker Chemical Corporation 2001 Summary Annual Report

Destination

A single worldwide company that delivers everywhere the best from anywhere, that creates value in every process we serve, and that every customer will find indispensable. We will be the undisputed leader in the businesses we choose and will be known widely for our growth and financial success and as a premier place to work.

Corporate Profile

Quaker Chemical Corporation, headquartered in Conshohocken, Pennsylvania, is a worldwide developer, producer, and marketer of custom-formulated chemical specialty products and a provider of chemical management services for manufacturers around the globe, primarily in the steel and automotive industries.

Table of Contents

Financial Highlights 1

A Message from the Chairman 2

Progress towards our Destination 4

Management's Discussion and Analysis 12

Financial Statements 20

Selected Financial Data 25

Directors and Officers 26

Global Operations 27

Corporate Information 28

This Summary Annual Report provides basic financial information on our Company in a condensed format. Comprehensive financial reporting is contained in Quaker's Annual Report on Form 10-K. We invite you to refer to the Form 10-K, which is available on our Web site (www.quakerchem.com), for a more detailed discussion of our performance.

This Summary Annual Report may contain forward-looking statements. Readers are cautioned that such forward-looking statements involve risks and uncertainties which could significantly affect expected results from those expressed in any such forward-looking statements. Readers are directed to Quaker's Annual Report on Form 10-K for a description of such risks and uncertainties.

Financial Highlights

Highlights of the Year

(Dollars in thousands except per share data)	2001	2000	1999
Net sales	**$251,074**	$267,570	$265,671
Gross margin	**101,029**	112,040	115,643
Operating income	**14,191**[1]	25,148[2]	27,281[3]
Net income	**7,665**[1]	17,163[2]	15,651[3]
Per share data:			
Net income basic	**$ .85**[1]	$1.94[2]	$1.76[3]
Net income diluted	**.84**[1]	1.93[2]	1.74[3]
Net income diluted, excluding special items	**1.49**[1]	2.06[2]	1.72[3]
Dividends	**.82**	.80	.77

Highlights at End of Year

(Dollars in thousands)	2001	2000	1999
Total assets	**$178,823**	$188,239	$182,213
Working capital	**47,424**	52,981	51,584
Shareholders' equity	**80,899**	84,907	81,199
Number of shares outstanding	**9,137**	8,851	8,934

(1) The results of operations for 2001 include restructuring charges of $5,854 pre-tax, $4,039 after-tax, or $0.44 per diluted share; an additional provision for doubtful accounts related to the poor financial condition of certain customers of $2,000 pre-tax, $1,380 after-tax, or $0.15 per diluted share; an environmental charge of $500 pre-tax, $345 after-tax, or $0.04 per diluted share; and nonrecurring organizational structure charges of $267 pre-tax, $184 after-tax, or $0.02 per diluted share. Excluding these items, operating income was $22,812, net income for 2001 was $13,613, and net income per diluted share was $1.49.

(2) The results of operations for 2000 include an additional provision for doubtful accounts related to the poor financial condition of certain customers of $1,672 pre-tax, $1,154 after-tax, or $0.13 per diluted share; a net gain on exit of businesses of $1,473 pre-tax, $1,016 after-tax, or $0.11 per diluted share; and an environmental charge of $1,500 pre-tax, $1,035 after-tax, or $0.11 per diluted share. Excluding these items, operating income was $26,847, net income for 2000 was $18,336, and net income per diluted share was $2.06.

(3) The results of operations for 1999 include a net restructuring credit of $314 pre-tax, $188 after-tax, or $0.02 per diluted share. Excluding this credit, operating income was $26,967, net income for 1999 was $15,462, and net income per diluted share was $1.72.

Net income per share — diluted
(excluding special items)



Return on average shareholders' equity
(excluding special items)



(1) Excludes special charges of $24,455 pre-tax, $16,912 after-tax. Including these charges, net income per diluted share was $(.88) and return on average shareholders' equity was (9.1%).

(2) Excludes $2,621 pre-tax gain on sale of European pulp and paper business and $2,000 pre-tax litigation charge. Including these items, net income per diluted share was $1.45 and return on average shareholders' equity was 17.0%.

(3) Excludes restructuring and integration charges of $5,261 pre-tax, $2,882 after-tax and minority interest. Including this charge, net income per diluted share was $1.20 and return on average shareholders' equity was 13.4%.

(4) Excludes restructuring credit of $314 pre-tax, $188 after-tax. Including this credit, net income per diluted share was $1.74 and return on average shareholders' equity was 19.0%.

(5) Excludes an additional provision for doubtful accounts related to the poor financial condition of certain customers of $1,672 pre-tax, $1,154 after-tax, a net gain on exit of businesses of $1,473 pre-tax, $1,016 after-tax, and an environmental charge of $1,500 pre-tax, $1,035 after-tax. Including these items, net income per diluted share was $1.93 and return on average shareholders' equity was 20.7%.

(6) Excludes restructuring charges of $5,854 pre-tax, $4,039 after-tax; an additional provision for doubtful accounts related to the poor financial condition of certain customers of $2,000 pre-tax, $1,380 after-tax; an environmental charge of $500 pre-tax, $345 after-tax; and nonrecurring organizational structure charges of $267 pre-tax, $184 after-tax. Including these items, net income per diluted share was $0.84 and return on average shareholders' equity was 9.2%.

A Message from the Chairman

Dear Fellow Shareholders:

Each year in this letter, I take time to look back and to look forward. Looking back is almost always a story of highs and lows. In 2001, we saw some business highs, but, unfortunately, more lows, which I'll talk about later. But the singular event of 2001 had nothing to do with business — the horrific terrorist attacks of September 11th, and the long shadow cast by these events and their aftermath.

I was in midtown Manhattan that day with Mike Barry, our CFO, to make financial presentations. Although we were not directly in harm's way, I will remember forever that day of unprecedented evil. I also will remember the faces on the streets that afternoon. What I saw was deep concern and urgency, but mainly resoluteness — no panic, no fear, no terror. It was one of the worst days to be an American, but it was also one of the best — sharing the pride of a people newly committed to upholding the powerful ideals and values of our society.

In a few breathtaking moments, our sense of security and safety, our confidence in the civility of interactions with the world were dramatically changed — not just for Americans, but for all citizens of the world. This has a particular piquancy for us here at Quaker because, while we are headquartered in the United States, we do business in countries all over the world through local people and facilities, not through export or from afar. In fact, 56% of our consolidated revenues come from outside the United States, including our joint ventures in a number of countries. And approximately two-thirds of Quaker's associates are not Americans. From a business standpoint, there is market power in this global reach; there is competitive strength in being able to draw on the resources of so many cultures. But, based on the reaction of our people on September 11th, it didn't matter where they reside: everyone was touched deeply. We talk much in the company about "being in this together." It was never more clear to me than on that day what this truly means.

In our own world of business, we confronted real challenges in 2001. Economic uncertainty and weakness caused a significant fall-off in demand for consumer durables, from which most of our demand is derived. Industrial production in the United States saw 12 consecutive months of decline in 2001 and suffered the sharpest downturn since 1991. The weakness affected manufacturing markets around the world, so that even our "portfolio effect" of doing business globally could not much moderate it. These general conditions were exacerbated by financial problems among some of the largest U.S. steel producers, a number of which are Quaker customers.

The result of all this was a very disappointing year — our first down year in operating profits in six years. Our consolidated sales were just over $251 million, a 6% decline. Earnings per diluted share fell from $2.06 to $1.49 on a directly comparable basis. Our reported earnings per share were $.84, after the inclusion of about $8.6 million of special items — $5.9 million for restructuring and $2.7 million primarily for an additional provision for doubtful accounts related to the shutdown of LTV's operations.

We were disappointed not only because our profits were down, but because we missed one of our primary objectives: to perform consistently well in a notoriously cyclical business. For five straight years, up to 2001, we were able to meet our goal of growth in operating earnings every year, while putting together a long-term record of 22% annually compounded growth. We missed our goal in 2001, but our commitment to it is as strong as ever.

There were, however, major ways in which the year was not disappointing. One is our progress in building better inherent profitability. Our earnings this year were about 38% better than in 1996, the last time our sales were at about this level. (While

"reported" sales are down, "real" sales — that is, with the effect of the considerably stronger U.S. dollar stripped out — actually grew at about 6% annually from 1995 to 2001.) More important, our significant market positions around the world mean that as our markets recover we'll be first to recover with them. Better still, the industry, geography, and acquisition strategies we have under way should create growth independent of what our markets are doing. And most important, our solid balance sheet and strong cash flow will enable our continued investment in growth.

Further, in 2001, we maintained the development initiatives — for business and people — that are critical to our future, while investing in important new ones. We're creating worldwide business processes to enable us to do our work more effectively. We're establishing a worldwide transaction system to ensure consistency of data, better inform our decision making, and prepare us for a Web-enabled world. We're devoting significant time and resources to management development and training to better enable our organization to operate in a new world. And we are implementing new ways to transform available worldwide knowledge into a competitive advantage that will deliver unprecedented value to our customers.

Over the past six years, we've been putting in place strategies and initiatives that spring from three fundamental imperatives: (1) to provide unique value to our customers through productivity solutions, not just fluids; (2) to become a globally integrated whole; and (3) to harness the power of our worldwide knowledge. These imperatives underlie our Destination statement (see the inside front cover), which unifies our work.

In 2001, with industrial production in free-fall and with our self-imposed demands for financial performance, it would have been easy for short-term demands to distract us from our imperatives and deflect our willingness to maintain the long-term investments we feel are essential to our future. We stayed the course in 2001, though, and will again in 2002.



Ronald J. Naples
Chairman of the Board and Chief Executive Officer
(Pictured at the construction project to give an old plant site new life as an office park.)

This annual report discusses how we remain true to our principles and prosecute strategies that make us unique to customers through our value focus and allow us to maintain that differentiation through our global commitment. It's a little-traveled road, because it's a hard road. But everyone in Quaker is committed to reaching the promise that our Destination holds for us. I hope this annual report illuminates this for you.

With best wishes and thanks for your continued confidence and support,

Ronald J. Naples
Chairman of the Board and Chief Executive Officer

By holding to strategies that challenge the conventional wisdom,

We've been choosing the roads less traveled since 1996. This has paid off all along the way, by helping us stand out from the competition.

We've been standing out in the way we think about our business, in the value we bring to customers, and in the financial strength of the company. That's what you'll see in the next few pages.

Approaching traditional industries with radically different strategies.

We're continually intensifying our focus on two industrial markets: steel and metalworking.

In steel, Quaker is the leading process chemical supplier for rolling mills. More than 60% of the world's mills rely on us for such products as lubricants, cleaners, temper fluids, and corrosion preventives. And with more than 60 years of involvement in the industry, we've developed a deep understanding of our customers' processes and problems.

In metalworking, we are a technologically sophisticated global player, with well-established products in important segments. It's a $2 billion worldwide market with many small local and regional companies; no major competitor has more than a 15% share. That leaves plenty of room for Quaker to grow.

While these are traditional industrial markets, the strategies we've been pursuing are radically different from those of our competitors. We see the whole business from a contrarian perspective: we call it the Destination.

It's been leading us to take alternate routes.

Moving closer to our Destination.

Our Destination is a concise statement of where we're headed as a company. It springs from the essential importance of our global organization. You can see that in the very first phrase, which challenges us to become "a single worldwide company that delivers everywhere the best from anywhere."

The entire Destination statement outlines three important areas of focus:

1. Making global knowledge easier to share. That's what we've been working on for the past two years: We've organized as two global commercial business units and an operations business unit, focusing on our two major markets. That organization has been driving us to share our knowledge clearly everywhere. The latest initiatives are helping Quaker become one world.

2. Proving the value in our sales offerings. The generic business term is value proposition. To us, "value proposition" defines a sales offer that includes our advantaged products, the application of our process and technology knowledge, and demonstration in hard currency of the value of our recommendations. We've been compiling case after case to prove the value of our approach.

3. Applying our financial strength. In a tough year, Quaker maintained a top performance position — among both our industry peers and other SmallCap companies. And our strong balance sheet gives us the flexibility to make strategic moves when others are forced to wait.

Reporting our progress clearly.

We began reporting against our Destination last year, in a "report card" precisely like the chart on the right. This year you can see our progress.

For perspective, refer to the chart in last year's report.

we're moving past today's competitors. And closer to our Destination.

An at-a-glance guide to our progress.

	ultimate destination	progress in 2001
SHARING GLOBAL KNOWLEDGE	*"A single worldwide company that delivers everywhere the best from anywhere..."* ☐ Seamless use of knowledge across all geographic and technological boundaries ☐ Thoroughly integrated operations for global reporting, customer information, competitive information, and control	☐ Continued to hold global technical and commercial meetings to exchange best practices and deepen relationships ☐ Formed global teams of experts to address customer needs everywhere ☐ Expanded content and usage of QBI, an Intranet-based knowledge management system ☐ Piloted use of QBI as a collaboration tool with outside consultants and customers ☐ Launched QuakerOne.World, a global project to transform Quaker's business processes and install a single, comprehensive transaction software system
OFFERING CUSTOMERS VALUE	*"A [Company] that creates value in every process we serve, and that every customer will find indispensable..."* ☐ A unique sales offering combining advantaged products with application and process expertise for measurable improvements in cost, productivity, and quality ☐ Compensation based on improvements in processes and finished products, rather than on costs of products and services ☐ Sharing of technical knowledge with customers — including joint product development	☐ Continued documenting and quantifying the benefits of our products and knowledge to customers ☐ Developed and successfully applied new advantaged products for metalworking processes ☐ Developed customer-specific solutions for steel industry customers, including application and control equipment, solution management programs, and advantaged products
APPLYING FINANCIAL STRENGTH	*"We will be known widely for our growth and financial success..."* ☐ Consistent, significant sales and earnings growth ☐ Consistent, significant increases in returns ☐ Consistent, significant rewards for shareholders ☐ Personal growth and satisfaction for Quaker associates	☐ Grew sales (adjusted for currency) at 6% per year since 1995 ☐ Increased dividends to shareholders; continued record of increases every year since 1972 ☐ Outperformed peers in the equity markets: 15.7%* ROE vs. 11.1%; 12%* ROI vs. 6% ☐ Outperformed peers in specialty chemicals sector: 20.8%* pre-tax ROCE vs. 12.4% ☐ Acquired United Lubricants Corporation, a specialty lubricant and chemical management services company, in March 2002 **Excluding special items*


For more detailed stories, go to www.quakerchem.com

As global knowledge sharing becomes more direct, we respond

UNTYING KNOTS



faster and smarter. Everywhere.

Knowledge sharing is so basic to our strategies that it is transforming Quaker on the deepest levels. It's driving us to change the very essence of our culture — the way we relate as individuals, the way we work, and the tools we use.

Bringing people together, face to face.

People make knowledge. When it's on paper or a hard disk, it's just information with potential. But when it's in someone's mind, that potential is realized.

In 2001, we continued the technical exchange meetings that began in 2000 for development laboratory managers and staff. They met to share what was on their minds: their triumphs, failures, and latest research findings. More important, they met to deepen the personal ties that make e-mail and phone calls truly productive.

We're applying one mind at a time, too — flying our experts routinely to places anywhere in the world where their knowledge is key. And, we've formed global teams of experts — in aluminum hot rolling technology, for example, where the team's collective knowledge supports customers in every region of the world.

Bringing the company together, process by process.

To "deliver everywhere the best from anywhere" is a general challenge. In Worldwide Operations, specifically, it means we must execute the perfect order, improve integration with customers' operations, and deliver superior economic value. For every customer. Exactly the same way.

So in 2001 we launched QuakerOne.World. It's actually two simultaneous initiatives. To transform our business processes. And to install a single, comprehensive transaction software system. It's a huge undertaking, demanding a 2 1/2 year timeframe and a full-time team with 15 managers, plus outside technical consultants. We began by redesigning every business process — based on best practices. Then we organized teams to match the processes and developed technology to match the teams' needs.

QuakerOne.World will be implemented in Europe by the summer of 2002, the U.S. during the fourth quarter 2002, and Brazil and selected Asia/Pacific sites by 2003.

Bringing our knowledge together, for ourselves and our customers.

This concept is so important to our future that we just named a corporate-level Director of Knowledge Management. It's his job to give us the tools and opportunities to meet our business goals every day.

QBI, the Quaker Business Intelligence Intranet-based knowledge management system we began using last year, is the major tool. It's growing fast. And spawning new applications. The number of documents in QBI is up 125%. Users are up 300%. And usage is up 700%.

But that's just internal use. In a project with a customer and an outside research organization, we're using QBI as the collaboration tool. And we're piloting QBI-style Web sites for specific customers, with exclusive information we develop. And share.


For more detailed stories, go to www.quakerchem.com

Phases of QuakerOne.World Implementation Plan



sharing

Information: QBI



transforming

Usage of QBI



expanding

Our total-solution approach introduces customers to a new

BENDING BARS

freedom. Of value. And profitability.

In targeted cases, we measure and quantify a customer's processes and then present a value proposition. In other words, our thinking takes an alternate route.

Our value propositions are based on a combination of advantaged products, intimate knowledge of the customer's total processes, and our ability to think beyond chemicals to application methods and equipment, and to create and staff total programs directly at customer sites. Here are three noteworthy examples.

Calculated Value: Five times annual coolant costs. Guaranteed.

A global automotive engine manufacturer turned to Quaker for help in reducing its operating costs significantly. Our team of chemical, mechanical, and environmental engineers identified potential savings through process and productivity improvements that dwarfed the company's annual coolant costs. Then we implemented the program — with a guarantee that savings would be five times the annual coolant costs. In real numbers, that worked out to savings of $1.4 million a year.

That level of savings is not really dramatic — to us. It's almost business as usual. With a Quaker solution, our customers typically enjoy savings equal to three to ten times their annual coolant purchases.

Calculated value: Four times the application costs.

A hot mill operation was looking for improvements in the surface quality of the sheet steel it produced and the operating life of the equipment, as well as savings in electrical power and increases in productivity. Quaker proposed and implemented an entirely new roll-bite lubrication system, including the application equipment, the control equipment, the lubricant, and a weekly maintenance contract.

The cost is less than $350,000 per year. So when you consider that the system has generated savings of more than $1.5 million in the first year alone, the word "value" takes on new meaning.

Calculated value: Three times the program costs.

A major producer of automotive steel wanted to reduce costs and improve product quality in their pickling and cold rolling operations. Because we understood the processes so well, Quaker saw a way to reduce consumption of process chemicals, water, and waste treatment chemicals.

We proposed a Solution Management Program providing round-the-clock coverage by an on-site team of Quaker solution technicians and a program manager for daily testing, solution control, system inspection, reporting, and communication.

The value reveals itself easily: the three-year contract cost is $1.2 million, while the total operational savings for the same period are $3.8 million. That's freedom. And profitability.


For more detailed stories, go to www.quakerchem.com

Benefits for an Automotive Components Manufacturer



save

Savings for a Steel Hot Mill



improve

Savings for a Cold Rolling Operation through Solution Management



understand

Our financial strength gives us the confidence to move ahead.



Of our competitors.

It was a tough year for us and our competitors. But a look beyond just sales and earnings shows how different we are. Our strategic thinking puts equal importance on earnings and returns. So we've built a strong position that lets us stay the course with our strategies — and even build strategic advantages — in tough times.

Showing positive comparisons: Returns.

Over the past year, we have posted returns, excluding special items, that prove our contrarian strategies are still working. And working hard.

Our 15.7% return on equity is significantly higher than the 11.1% average for our peers in the equity markets, while our 12% return on investment is twice the 5.6% average. And compared to our peers in the specialty chemicals industry, our 20.8% pre-tax return on capital employed shows a powerful contrast to the 12.4% average.

The difference is still more persuasive when you compare shareholder returns: while the S&P SmallCap 600 gained 6% and the S&P 500 lost 12%, Quaker made a 14% gain.

Making decisive moves: Acquisitions.

Our debt-to-capital ratio is 20%. Our current ratio is 2.1/1. And our ratio of EBITDA to interest is at 15.

Our strong balance sheet and cash-generating ability allowed us to maintain our long-standing record of yearly dividend increases, with dividends of $.82 in 2001 (a 4.0% yield). Plus it gives us a strategic advantage: the confidence and flexibility to look to the long term when others in the industry are forced to be cautious.

The clearest example of this is our acquisition of United Lubricants Corporation in March 2002. This provider of specialty lubricants and chemical management services to the steel industry is an excellent fit. The combination of its products, superior service, and close ties to some of the strongest steel companies in North America will help us create greater value for all our customers. Plus, its strong cash flow will help generate value for our shareholders, immediately.

Looking ahead: Opportunity.

Since 1995, our performance record reveals a powerful momentum. In 1995, earnings were $0.76 per diluted share, while in 2001 the comparative figure is $1.49. Return on equity has grown from 7.2% to 15.7%. Add our reliable flow of dividends, and Quaker truly stands out.

Yet, our shares are significantly undervalued. Our multiples are lower than the S&P 500, the SmallCap 600, and the specialty chemicals sector, when measured by earnings, cash flow, sales, and book value. We think of Quaker as a unique investment opportunity. You'll find us on an alternate route.


For more detailed stories, go to www.quakerchem.com

Return on Equity

(Trailing 12 months from 3/1/02)



(1) Excluding special items
(2) *Source:* Multex.com Market Guide

strong

Return on Investment

(Trailing 12 months from 3/1/02)



(1) Excluding special items
(2) *Source:* Multex.com Market Guide

flexible

Shareholder Returns — 2001



Source: Commerce Capital Markets

different

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Quaker's discussion and analysis of its financial condition and results of operations are based upon Quaker's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Quaker to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Quaker evaluates its estimates, including those related to customer sales incentives, product returns, bad debts, inventories, property, plant, and equipment, investments, intangible assets, income taxes, financing operations, restructuring, accrued incentive compensation plans, pensions and other postretirement benefits, and contingencies and litigation. Quaker bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Quaker believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

1. Accounts receivable and inventory reserves and exposures — Quaker establishes allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Quaker's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Downturns in the overall economic climate may also tend to exacerbate specific customer financial issues. A significant portion of Quaker's revenues is derived from sales to customers in the U.S. steel industry, where a number of bankruptcies occurred during recent years. In 2000 and 2001, Quaker recorded additional provisions for doubtful accounts primarily related to bankruptcies in the U.S. steel industry, including the December 2001 decision by LTV Corporation, a major customer, to cease operations. When a bankruptcy occurs, Quaker must judge the amount of proceeds, if any, that may ultimately be received through the bankruptcy or liquidation process. As part of its terms of trade, Quaker may custom manufacture products for certain large customers and/or may ship product on a consignment basis. These practices may increase the Company's exposure should a bankruptcy occur, and may require writedown or disposal of certain inventory due to its estimated obsolescence or limited marketability. Customer returns of products or disputes may also result in similar issues related to the realizability of recorded accounts receivable or returned inventory.

2. Environmental and litigation reserves — Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities are exclusive of claims against third parties and are not discounted. Environmental costs and remediation costs are capitalized if the costs extend the life, increase the capacity or improve the safety or efficiency of the property from the date acquired or constructed, and/or mitigate or prevent contamination in the future. Estimates for accruals for environmental matters are based on a variety of potential technical solutions, governmental regulations and other factors, and are subject to a large range of potential costs for remediation and other actions. A considerable amount of judgment is required in determining the most likely estimate within the range, and the factors determining this judgment may vary over time. Similarly, reserves for litigation and similar matters are based on a range of potential outcomes and require considerable judgment in determining the most probable outcome. If no amount within the range is considered more probable than any other amount, the Company accrues the lowest amount in the range in accordance with generally accepted accounting principles.

3. Realizability of equity investments — Quaker holds equity investments in various domestic and foreign companies, whereby it has the ability to influence, but not control, the operations of the entity and its future results. Quaker records an investment impairment charge when it believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions, poor operating results of underlying investments, or devaluation of foreign currencies could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value. These factors may result in an impairment charge in the future.

4. Tax exposures and valuation allowances — Quaker records expenses and liabilities for taxes based on estimates of amounts that will be ultimately determined to be deductible in tax returns filed in various jurisdictions. The filed tax returns are subject to audit, often several years subsequent to the date of the financial statements. Disputes or disagreements may arise during audits over the timing or validity of certain items or deductions, which may not be resolved for extended periods of time. Quaker establishes reserves for potential tax audit and other exposures as transactions occur and reviews these reserves on a regular basis; however, actual exposures and audit adjustments may vary from these estimates. Quaker also records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While Quaker has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event Quaker were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should Quaker determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

5. Restructuring reserves — Restructuring charges may consist of charges for employee severance, rationalization of manufacturing facilities and other items. Quaker records restructuring and other exit costs, including involuntary termination of certain employees, in accordance with the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Certain of these items, particularly those involving impairment charges for assets to be sold or closed, require significant estimates and assumptions in terms of estimated sale proceeds, date of sale, transaction costs and other matters, and these estimates can change based on market conditions and other factors.

6. Goodwill and other intangible assets — Intangible assets consist of goodwill and other intangible assets arising from acquisitions which are being amortized on a straight-line basis. The realizability and period of benefit of goodwill is evaluated periodically to assess recoverability and, if necessary, impairment or adjustment of the period benefited would be recognized. Quaker is required to adopt Statement of Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed at least annually for impairment.

Recently Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. In addition, companies are required to review goodwill and intangible assets reported in connection with prior acquisitions, possibly disaggregate and report separately previously identified intangible assets, and possibly reclassify certain intangible assets into goodwill. SFAS No. 142 establishes new guidelines for accounting for goodwill and other intangible

assets. Goodwill associated with acquisitions consummated after June 30, 2001 is not amortized. The Company recognized no such goodwill. Additionally, upon adoption, existing goodwill is no longer amortized, but instead will be assessed for impairment on at least an annual basis. The Company implemented the remaining provisions of SFAS No. 142 on January 1, 2002. The Company does not expect to recognize an impairment charge in 2002 in accordance with SFAS No. 142. The non-amortization provisions of SFAS No. 142 for goodwill and intangibles is currently expected to result in an increase in operating income ranging from approximately $0.5 million to $1.0 million in 2002.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. The Company is currently assessing the impact of this new standard.

In July 2001, the FASB issued SFAS No. 144, "Impairment or Disposal of Long-Lived Assets." The provisions of this statement provide a single accounting model for impairment of long-lived assets. This statement is effective for fiscal years beginning after December 15, 2001. The Company adopted this standard on January 1, 2002. Management has assessed the impact of the new standard and determined there to be no material impact to the financial statements.

Liquidity and Capital Resources

Quaker's cash and cash equivalents increased to $20.5 million at December 31, 2001 from $16.6 million at December 31, 2000. The increase resulted primarily from $22.6 million provided by operating activities, offset by $8.0 million and $9.6 million used in investing and financing activities, respectively.

Net cash flow provided by operating activities amounted to $22.6 million in 2001 compared to $21.4 million in 2000. The increase primarily resulted from an increase in the change in working capital accounts including accounts receivable, inventory, and accounts payable and accrued liabilities in 2001 versus 2000, offset by a decrease in operating income, excluding special items, as well as restructuring benefit payments of $1.1 million made in 2001. See "Operations — Comparison of 2001 with 2000" for discussion of operations and special items.

Cash flows from operating activities
(dollars in thousands)



Net cash used in investing activities increased to $8.0 million in 2001 from $2.8 million in 2000. The increase is primarily related to the year 2000, which includes $5.2 million of proceeds received from the sale of the U.S. pulp and paper business, in addition to $1.0 million of proceeds related to the disposition of assets, partially offset by a $3.5 million contingent purchase payment related to the 1998 Brazilian acquisition. In addition, 2001 included $1.4 million related to the Company's acquisition from its Canadian licensee, H.L. Blachford, Ltd., of rights to market to, sell to, and service all Canadian integrated steel makers and certain accounts in the Canadian metalworking market. Cash used for capital expenditures was $1.9 million higher in 2001 compared to 2000.

Expenditures for property, plant, and equipment were $8.0 million in 2001 compared to $6.1 million in 2000. Capital expenditures included upgrades of manufacturing capabilities at various locations, with $1.3 million for environmental and regulatory compliance in 2001 versus $2.8 million in 2000, in addition to $3.6 million in 2001 for a global transaction system. Capital expenditures for 2002 are expected to be approximately $17.0 million and include various upgrades to manufac-

turing capabilities in the U.S. and Europe, and an estimated $1.0 million for environmental and regulatory compliance. Approximately $10.0 million of the 2002 capital expenditures are related to the global transaction system implementation and leasehold improvements in the Company's new office space (see below). The Company believes that available cash, internally generated cash, and financing arrangements should be sufficient to fund future capital expenditures.

In January 2001, the Company contributed its Conshohocken, Pennsylvania property and buildings (the "Site"), to a real estate joint venture (the "Venture") in exchange for a 50% ownership in the Venture. The Venture did not assume any debt or other obligations of the Company. The Venture credited the Company's capital account with the estimated fair value of the Site, which amount was in excess of the book value of the contribution. The Company recorded its investment in the Venture at book value, which totaled $4.7 million.

The Venture is renovating certain of the existing buildings at the Site, as well as building new office space (the "Project"). In December 2000, the Company entered into an agreement with the Venture to lease approximately 40% of the Site's available office space for a 15-year period commencing February 2002 with multiple renewal options. The Company believes the terms of this lease are no worse than the terms it would have obtained from an unaffiliated third party. As of February 28, 2002, approximately half of the Site's remaining office space was under lease to unaffiliated third parties.

The Venture is funding the Project with a $21.0 million construction loan from The Bank of New York (the "Venture Loan"), of which approximately $11.8 million was outstanding as of December 31, 2001. The Venture Loan is secured in part by a mortgage on the Site and guarantees of completion and payment of interest and operating expenses executed by certain Venture partners other than the Company.

The Company has not guaranteed, nor is it obligated to pay any principal, interest or penalties on the Venture Loan, even in the event of default by the Venture. At December 31, 2001, the Venture had property with a book value of $19.0 million, total assets of $19.8 million, and total liabilities of $14.5 million. The Venture expects to complete the Project in mid-2002, and expects to refinance the Venture Loan, which matures in July 2002 subject to extension under certain conditions, on acceptable terms. The Company can offer no assurances that the refinancing will be successful. If cash flows permit, the Company will be eligible to receive priority distributions from the Venture.

Net cash flows used in financing activities were $9.6 million in 2001 compared with $10.0 million in 2000. The net change was primarily due to approximately $2.0 million paid to purchase shares of stock under the Company's stock repurchase program during 2000, partially offset by increased dividends in 2001. In addition, 2001 includes repayments of long-term debt of $2.9 million, which was offset by $2.9 million of proceeds primarily related to shares issued upon exercise of stock options.

As of December 31, 2001, the Company had available an $18.0 million unsecured demand line of credit. The Company believes that additional bank borrowings could be negotiated at competitive rates, based on its debt-to-equity ratio and current levels of operating performance. The Company is in compliance with all covenants or other requirements set forth in its credit agreements. The Company believes that, in 2002, it is capable of supporting its operating requirements, payment of dividends to shareholders, possible acquisition opportunities, and possible resolution of contingencies through internally generated funds supplemented with debt as needed.

The following table summarizes the Company's contractual obligations at December 31, 2001, and the effect such obligations are expected to have on its liquidity and cash flow in future periods:

	Payments due by period (Dollars in thousands)						
	Total	2002	2003	2004	2005	2006	2007 and beyond
Contractual Obligations							
Long-term debt	$22,238	$2,858	$2,857	$2,857	$2,857	$2,857	$ 7,952
Capital lease obligations	—	—	—	—	—	—	—
Non-cancelable operating leases	25,512	3,851	3,233	2,326	1,637	1,562	12,903
Unconditional purchase obligations	—	—	—	—	—	—	—
Other long-term obligations	—	—	—	—	—	—	—
Total contractual cash obligations	$47,750	$6,709	$6,090	$5,183	$4,494	$4,419	$20,855

Operations

Comparison of 2001 with 2000

Consolidated net sales decreased from $267.6 million in 2000 to $251.1 million in 2001. The 6% decline was the net result of a 4% decrease in volume and a 3% improvement in price/mix, offset by a 4% negative impact from foreign currency translation. Also, the sale of the U.S. pulp and paper business in May 2000 unfavorably impacted the sales comparison by 1%. The shortfall for the year was mainly attributable to metalworking process chemicals sales declines in the U.S., Europe, and Asia/Pacific regions, primarily due to weak demand from the steel industry, as indicated by bankruptcy filings of two of the Company's major U.S. customers. Brazil sales increased in this segment on a local currency basis, but declined as well due to the weakening of the Brazilian real against the U.S. dollar. These declines were partially offset by higher coatings segment revenues despite weakening aircraft production in the fourth quarter of 2001. Sales from the Company's new joint venture ("Q2 Technologies") also helped offset the sales decline with its strong performance in sales of its sulfur removal technology to industrial customers.

Operating income as reported was $14.2 million in 2001 compared to $25.1 million reported in 2000. Excluding special items, operating income decreased to $22.8 million in 2001 from $26.8 million in 2000. The decline was primarily due to a lower gross profit margin related to the overall sales decline in 2001. Gross profit as a percentage of sales also declined (40.2% for 2001 compared to 41.9% for 2000) primarily as a result of lower sales volumes and higher raw material costs in addition to product mix changes. Excluding special items, operating income as a percentage of sales was 9.1% in 2001 compared to 10.0% in the prior year.

Overall selling, general, and administrative costs as reported for 2001 were $80.5 million compared to $86.9 million in 2000. Both 2001 and 2000 include costs related to special items. Special items include an additional reserve for doubtful accounts primarily related to U.S. steel customers that filed for bankruptcy protection under Chapter 11 and totaled $2.0 million and $1.7 million in 2001 and 2000, respectively, and $0.3 million related to organizational structure costs in 2001. The restructuring and environmental charges discussed below (see "Restructuring and Related Activities" and "Environmental Clean-up Activities") are also considered special items. Excluding special items and adjusting for the U.S. pulp and paper sale in 2000, overall SG&A costs declined 6% compared to 2000. The decline in SG&A is primarily due to continued cost containment efforts as well as foreign exchange impacts.

Other income variance primarily reflects lower license fee revenue in 2001 in addition to gains on fixed asset disposals in 2000 versus losses in 2001. Net interest expense was lower in 2001 reflecting increased interest income and lower overall short-term borrowings in addition to lower interest rates in 2001. Equity income was lower in 2001 compared to 2000, reflecting

lower income from the Company's joint ventures in Mexico, Japan, and Venezuela, as well as losses incurred by the Venture. Minority interest was higher in 2001, primarily due to higher net income from joint ventures in Brazil and Q2 Technologies.

The Company's effective tax rate was 31% in both 2001 and 2000. The Company has been assessed approximately $2.0 million of additional taxes based on an audit of certain subsidiaries for prior years. The Company has initiated an appeal process related to this assessment and currently believes its reserves are adequate. The Company is currently reviewing the effective rate for 2002, which is dependent on many internal and external factors, including but not limited to the profitability of the Company's foreign operations and favorable determination relative to the above-referenced audits, but expects the effective tax rate to be 32%.

Comparison of 2000 with 1999

Consolidated net sales for 2000 increased $1.9 million over 1999. The sales growth was the net result of a 5% increase in volume and a 3% improvement in price/mix, offset by a 5% negative impact from foreign currency translation. Also, the sale of the U.S. pulp and paper business in May 2000 unfavorably impacted the sales comparison by 2%. The improvement for the year was mainly attributable to metal-working process chemicals sales growth in Brazil and the Asia/Pacific region, primarily due to strong demand from the steel industry, offset by reductions in the European region due to foreign currency translation and lower coatings segment revenues. Coatings segment revenues declined as a result of lower aircraft production.

Working capital
(dollars in thousands)



Operating income as reported was $25.1 million in 2000 compared to $27.3 million reported in 1999. Operating income decreased to $25.1 million in 2000 from $27.0 million (excluding the impacts of the restructuring and integration credit adjustments) in 1999. The decline was primarily due to a lower gross profit margin as a percentage of sales (41.9% for 2000 compared to 43.5% for 1999). This decrease is mainly a result of higher raw material costs.

Selling, general, and administrative costs in 2000 decreased approximately $1.8 million or 2% from 1999, reflecting the Company's continued cost containment programs and a positive foreign exchange impact. This decrease was offset by a $1.7 million additional reserve for doubtful accounts related to two U.S. steel customers that filed for bankruptcy protection under Chapter 11.

Minority interest was significantly higher in 2000, primarily due to higher net income from joint ventures in Brazil and China. Net interest expense was lower in 2000 reflecting increased interest income and lower overall short-term borrowings. Other income variance reflects lower license revenue and gains on fixed asset disposals.

The Company's effective tax rate in 2000 was 31% compared with 40% in 1999. The decrease in effective tax rate is primarily due to the implementation of several global tax planning initiatives, the most significant of which is related to the Company's net operating loss carryforward position in Brazil. The impact of the tax planning initiatives in Brazil is being magnified as these operations become more profitable.

During 2000, the Company performed a comprehensive review of the strategic position of certain individual business units and related assets and decided to exit certain businesses. Accordingly, the Company recorded valuation reserves for certain assets of $0.9 million and a pre-tax gain on the sale of its U.S. pulp and paper business of $2.4 million.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Restructuring and Related Activities

In the third and fourth quarters of 2001, Quaker's management approved restructuring plans to realign its organization and reduce operating costs. Quaker's restructuring plans include the closure and sale of its manufacturing facilities in the U.K. and France. In addition, Quaker consolidated certain functions within its global business units and reduced administrative functions, as well as expensed costs related to abandoned acquisitions. Included in the third and fourth quarter restructuring charges are provisions for severance for 16 and 37 employees, respectively.

Restructuring and related charges of $2.958 million and $2.896 million were expensed during the third and fourth quarters of 2001, respectively. The third quarter charge comprised $0.520 million related to employee separations, $2.038 million related to facility rationalization charges and $0.400 million related to abandoned acquisitions. The fourth quarter charge comprised $2.124 million related to employee separations, $0.575 million related to facility rationalization charges and $0.197 million related to abandoned acquisitions. Employee separation benefits under each plan varied depending on local regulations within certain foreign countries and included severance and other benefits. As of December 31, 2001, Quaker had completed 25 of the planned 53 employee separations under the 2001 plans. Quaker expects to substantially complete the initiatives contemplated under the restructuring plans by September 30, 2002. Upon conclusion of its restructuring and other cost savings initiatives, Quaker expects to achieve annualized savings of approximately $4.0 million in cost of sales and operating expenses. These estimated cost savings were calculated based upon expected cost reductions primarily related to employee separations as well as lower operating and depreciation expense resulting from factory rationalizations. However, Quaker cannot give any assurance whether the entire estimated cost savings will be realized.

Components of accrued restructuring costs and amounts charged against the 2001 plans as of December 31, 2001 were as follows:

	2001 (Dollars in thousands)				
	Restructuring Charges	Asset Impairment	Payments	Currency Translation and Other	December 31, 2001 Ending Balance
Employee separations	$2,644	$ —	$(111)	$ 1	$2,534
Facility rationalization	2,613	(1,015)	(171)	12	1,439
Abandoned acquisitions	597	—	(597)	—	—
Total	$5,854	$(1,015)	$(879)	$13	$3,973

In the fourth quarter of 1998, the Company announced and implemented a restructuring and integration plan to better align its organizational structure with market demands, improve operational performance, and reduce costs. The components of the 1998 pre-tax restructuring and integration charge included severance and other benefit costs of $4.0 million and early pension and postemployment benefits of $1.3 million. At the end of 1999, the Company had substantially implemented these initiatives and reversed approximately $314,000 of the original charge. The remaining restructuring and integration liability at December 31, 2000 of $244,000 was paid in January 2001. The liabilities for early pension and postemployment benefits are included in the Company's pension and postretirement benefits obligations.

Environmental Clean-up Activities

The Company is involved in environmental clean-up activities and litigation in connection with an existing plant location and former waste disposal sites. During

the second quarter of 2000, it was discovered during an internal environmental audit that AC Products, Inc. (ACP), a wholly owned subsidiary, had failed to properly report its air emissions. In response, an internal investigation of all environmental, health, and safety matters at ACP was conducted. ACP voluntarily disclosed these matters to regulators and took steps to correct all environmental, health, and safety issues discovered. In addition, ACP is involved in certain soil and groundwater remediation activities identified in prior years. In connection with these activities, the Company recorded pre-tax charges totaling $0.5 million and $1.5 million in 2001 and 2000, respectively. The Company believes that the potential-known liabilities associated with these matters range from approximately $1.4 million to $2.3 million, for which the Company has sufficient reserves. Notwithstanding the foregoing, the Company cannot be certain that liabilities in the form of remediation expenses, fines, penalties, and damages will not be incurred in excess of the amount reserved.

General

The Company does not currently use financial instruments that expose it to significant risk involving foreign currency transactions; however, the size of non-U.S. activities has a significant impact on reported operating results and the attendant net assets. During the past three years, sales by non-U.S. subsidiaries accounted for approximately 54% to 56% of the consolidated net annual sales.

Euro

On January 1, 1999, 11 of the 15 member countries of the European Union established fixed conversion rates between their existing currencies ("legacy currencies") and one common currency — the euro. The euro trades on currency exchanges and is used in business transactions. Beginning in January 2002, new euro-denominated bills and coins were issued, and legacy currencies were withdrawn from circulation. The Company's operating subsidiaries affected by the euro conversion have established plans to address the systems and business issues raised by the euro currency conversion. The euro conversion did not have a material adverse impact on the Company's financial condition or results of operations.

Forward-Looking and Cautionary Statements

Except for historical information and discussions, statements contained in this Summary Annual Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those projected in such statements.

Such risks and uncertainties include, but are not limited to, significant increases in raw material costs, worldwide economic and political conditions, and foreign currency fluctuations that may affect worldwide results of operations. Furthermore, the Company is subject to the same business cycles as those experienced by steel, automobile, aircraft, appliance, or durable goods manufacturers.



Condensed Consolidated Statement of Operations

(Dollars in thousands except per share amounts)	Year Ended December 31, 2001	2000	1999
Net sales	$251,074	$267,570	$265,671
Costs and expenses:			
Cost of goods sold	150,045	155,530	150,028
Selling, general, and administrative expenses	80,484	86,865	88,676
Net gain on exit of businesses	—	(1,473)	—
Environmental charge	500	1,500	—
Restructuring charges (credit)	5,854	—	(314)
	236,883	242,422	238,390
Operating income	14,191	25,148	27,281
Other income, net	1,089	2,434	1,862
Interest expense	(1,880)	(2,030)	(2,486)
Interest income	1,030	934	494
Income before taxes	14,430	26,486	27,151
Taxes on income	4,473	8,211	10,860
	9,957	18,275	16,291
Equity in net income of associated companies	613	1,424	957
Minority interest in net income of subsidiaries	(2,905)	(2,536)	(1,597)
Net income	$ 7,665	$ 17,163	$ 15,651
Per share data:			
Net income–basic	$ .85	$1.94	$1.76
Net income–diluted	$ .84	$1.93	$1.74
Dividends	$ .82	$ .80	$ .77
Weighted average shares outstanding:			
Basic	9,054	8,831	8,914
Diluted	9,114	8,896	8,975

See notes to the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K.

Condensed Consolidated Balance Sheet

(Dollars in thousands except per share amounts)	December 31, 2001	2000
Assets		
Current assets		
Cash and cash equivalents	$ 20,549	$ 16,552
Accounts receivable, net	44,787	54,401
Inventories, net	18,785	22,716
Deferred income taxes	4,031	4,977
Prepaid expenses and other current assets	3,935	4,535
Total current assets	92,087	103,181
Property, plant, and equipment, net	38,244	42,459
Goodwill and other intangible assets, net	16,402	18,014
Investments in associated companies	9,839	5,925
Deferred income taxes	9,085	9,992
Other assets	13,166	8,668
Total assets	$178,823	$188,239
Liabilities and Shareholders' Equity		
Current liabilities		
Short-term borrowings and current portion of long-term debt	$ 2,858	$ 2,914
Accounts payable	18,323	21,762
Dividends payable	1,873	1,811
Accrued compensation	8,109	11,854
Other current liabilities	13,500	11,859
Total current liabilities	44,663	50,200
Long-term debt	19,380	22,295
Deferred income taxes	1,233	3,711
Accrued postretirement benefits	9,837	9,823
Other liabilities	14,375	8,926
Total liabilities	89,488	94,955
Minority interest in equity of subsidiaries	8,436	8,377
Commitments and contingencies	—	—
Shareholders' equity		
Common stock, $1 par value; authorized 30,000,000 shares; issued (including treasury shares) 9,664,009 shares	9,664	9,664
Capital in excess of par value	357	746
Retained earnings	103,953	103,760
Unearned compensation	(1,597)	—
Accumulated other comprehensive loss	(24,075)	(16,714)
	88,302	97,456
Treasury stock, shares held at cost; 2001–526,865, 2000–812,646	(7,403)	(12,549)
Total shareholders' equity	80,899	84,907
Total liabilities and shareholders' equity	$178,823	$188,239

See notes to the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K.

Condensed Consolidated Statement of Cash Flows

(Dollars in thousands)	Year Ended December 31, 2001	2000	1999
Cash flows from operating activities			
Net income	**$ 7,665**	$17,163	$15,651
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**4,913**	5,404	5,682
Amortization	**1,467**	1,408	1,274
Equity in net income of associated companies	**(613)**	(1,424)	(957)
Minority interest in earnings of subsidiaries	**2,905**	2,536	1,597
Deferred income taxes	**(627)**	(1,821)	1,031
Deferred compensation and other postretirement benefits	**201**	1,218	326
Net gain on exit of businesses	**—**	(1,473)	—
Environmental charge	**500**	1,500	—
Restructuring charges (credit)	**5,854**	—	(314)
Other, net	**(695)**	596	926
Increase (decrease) in cash from changes in current assets and current liabilities, net of acquisitions and divestitures:			
Accounts receivable, net	**7,573**	(2,187)	(6,132)
Inventories	**2,762**	(650)	(644)
Prepaid expenses and other current assets	**39**	(1,596)	(400)
Accounts payable and accrued liabilities	**(6,603)**	(1,805)	(1,313)
Change in restructuring liabilities	**(1,123)**	(328)	(2,139)
Estimated taxes on income	**(1,614)**	2,852	(361)
Net cash provided by operating activities	**22,604**	21,393	14,227
Cash flows from investing activities			
Capital expenditures	**(8,036)**	(6,126)	(5,726)
Dividends from associated companies	**1,208**	625	615
Investments in and advances to associated companies	**95**	—	(28)
Payments related to acquisitions	**(1,718)**	(3,500)	—
Proceeds from sale of business	**—**	5,200	—
Proceeds from disposition of assets	**259**	1,006	88
Other, net	**165**	(11)	(1,160)
Net cash used in investing activities	**(8,027)**	(2,806)	(6,211)
Cash flows from financing activities			
Dividends paid	**(7,410)**	(6,989)	(6,817)
Net (decrease) in short-term borrowings and current portion of long-term debt	**(56)**	(290)	(689)
Repayment of long-term debt	**(2,891)**	(28)	(409)
Treasury stock issued	**2,902**	810	557
Treasury stock repurchased	**—**	(1,961)	—
Distributions to minority shareholders	**(2,335)**	(1,533)	(142)
Other, net	**234**	—	—
Net cash used in financing activities	**(9,556)**	(9,991)	(7,500)
Effect of exchange rate changes on cash	**(1,024)**	(721)	(2,052)
Net increase (decrease) in cash and cash equivalents	**3,997**	7,875	(1,536)
Cash and cash equivalents at beginning of year	**16,552**	8,677	10,213
Cash and cash equivalents at end of year	**$20,549**	$16,552	$ 8,677
Supplemental cash flow disclosures			
Cash paid during the year for:			
Income taxes	**$ 7,550**	$ 6,935	$10,310
Interest	**1,876**	2,020	2,494
Noncash investing activities			
Contribution of property, plant, and equipment to real estate joint venture	**$ 4,358**	—	—

See notes to the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K.



Condensed Consolidated Statement of Shareholders' Equity

(Dollars in thousands except per share amounts)	Common stock	Capital in excess of par value	Retained earnings	Unearned compen-sation	Accumulated other comprehensive income (loss)	Treasury stock	Total
Balance at December 31, 1998	$ 9,664	$ 910	$ 84,873	$ —	$ 582	$(12,294)	$ 83,735
Net income	—	—	15,651	—	—	—	15,651
Currency translation adjustments	—	—	—	—	(11,997)	—	(11,997)
Minimum pension liability	—	—	—	—	37	—	37
Comprehensive income	—	—	—	—	—	—	3,691
Dividends ($.77 per share)	—	—	(6,869)	—	—	—	(6,869)
Shares issued upon exercise of options	—	(3)	—	—	—	167	164
Shares issued for employee stock purchase plan	—	(75)	—	—	—	553	478
Balance at December 31, 1999	9,664	832	93,655	—	(11,378)	(11,574)	81,199
Net income	—	—	17,163	—	—	—	17,163
Currency translation adjustments	—	—	—	—	(5,546)	—	(5,546)
Minimum pension liability	—	—	—	—	210	—	210
Comprehensive income	—	—	—	—	—	—	11,827
Dividends ($.80 per share)	—	—	(7,058)	—	—	—	(7,058)
Shares acquired under repurchase program	—	—	—	—	—	(1,961)	(1,961)
Shares issued upon exercise of options	—	(54)	—	—	—	613	559
Shares issued for employee stock purchase plan	—	(32)	—	—	—	373	341
Balance at December 31, 2000	9,664	746	103,760	—	(16,714)	(12,549)	84,907
Net income	—	—	7,665	—	—	—	7,665
Currency translation adjustments	—	—	—	—	(5,566)	—	(5,566)
Minimum pension liability	—	—	—	—	(1,524)	—	(1,524)
Unrealized (loss) on available-for-sale securities	—	—	—	—	(271)	—	(271)
Comprehensive income	—	—	—	—	—	—	304
Dividends ($.82 per share)	—	—	(7,472)	—	—	—	(7,472)
Shares issued upon exercise of options	—	(375)	—	—	—	3,106	2,731
Shares issued for employee stock purchase plan	—	8	—	—	—	244	252
Restricted stock	—	(22)	—	(1,597)	—	1,796	177
Balance at December 31, 2001	**$9,664**	**$357**	**$103,953**	**$(1,597)**	**$(24,075)**	**$(7,403)**	**$80,899**

See notes to the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K.

Management's Responsibility
for Financial Reporting

The consolidated financial statements of Quaker Chemical Corporation have been prepared in accordance with generally accepted accounting principles and have been audited by PricewaterhouseCoopers LLP, independent certified public accountants. The integrity and objectivity of information in these consolidated financial statements, including estimates and judgments, are the responsibility of management.

The Company's system of internal controls is designed to provide reasonable assurance that Company assets are safeguarded from loss or unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and properly recorded to permit the preparation of financial statements in accordance with generally accepted accounting principles. This system is augmented by careful selection and training of qualified personnel, proper division of responsibilities, the dissemination of written policies and procedures, and an internal audit program to monitor its effectiveness.

The Board of Directors, through its Audit Committee consisting of four outside directors, oversees management's financial reporting responsibilities. As part of these responsibilities, the Audit Committee meets regularly with representatives of management, the independent accountants, and the Company's Internal Audit function. The independent accountants and the Company's Internal Audit function have full and free access to the Audit Committee and meet with the committee both with and without the presence of management.



Ronald J. Naples
Chairman of the Board
and Chief Executive Officer



Michael F. Barry
Vice President,
Chief Financial Officer and Treasurer

Report of Independent Accountants

To the Shareholders and Board of Directors of Quaker Chemical Corporation

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Quaker Chemical Corporation and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, of cash flows and of shareholders' equity for each of the three years in the period ended December 31, 2001 (not presented herein) appearing in the December 31, 2001 Securities and Exchange Commission Annual Report on Form 10-K – Item 8; and in our report dated March 13, 2002, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.



PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
March 13, 2002

Selected Financial Data

(Dollars in thousands except per share data and number of employees)	2001[1]	2000[2]	1999[3]	1998[4]	1997[5]	1996[6]	1995
Summary of Operations							
Net sales	**$251,074**	$267,570	$265,671	$264,453	$248,220	$247,100	$233,907
Income (loss) before taxes	**14,430**	26,486	27,151	16,797	19,735	(3,997)	12,097
Net income (loss)	**7,665**	17,163	15,651	10,650	12,611	(7,599)	6,688
Per share							
Net income diluted, excluding special items	**1.49**	2.06	1.72	1.53	1.41	1.08	.76
Net income (loss) basic	**.85**	1.94	1.76	1.21	1.45	(.88)	.76
Net income (loss) diluted	**.84**	1.93	1.74	1.20	1.45	(.88)	.76
Dividends	**.82**	.80	.77	.74	.71	.69	.68
Financial Position							
Current assets	**92,087**	103,181	96,241	96,068	95,857	86,552	87,375
Current liabilities	**44,663**	50,200	44,657	50,432	47,759	64,034	60,868
Working capital	**47,424**	52,981	51,584	45,636	48,098	22,518	26,507
Property, plant, and equipment, net	**38,244**	42,459	44,752	49,622	40,654	43,960	56,309
Total assets	**178,823**	188,239	182,213	191,403	172,463	165,608	185,408
Long-term debt	**19,380**	22,295	25,122	25,344	25,203	5,182	9,300
Shareholders' equity	**80,899**	84,907	81,199	83,735	74,976	73,566	93,215
Other Data							
Current ratio	**2.1/1**	2.1/1	2.2/1	1.9/1	2.0/1	1.4/1	1.4/1
Capital expenditures	**8,036**	6,126	5,726	8,099	5,580	6,923	9,833
Net income (loss) as a percentage of net sales	**3.1%**	6.4%	5.9%	4.0%	5.1%	(3.1)%	2.9%
Return on average shareholders' equity	**9.2%**	20.7%	19.0%	13.4%	17.0%	(9.1)%	7.2%
Shareholders' equity per share at end of year	**8.85**	9.59	9.09	9.41	8.60	8.53	10.76
Common stock per share price range:							
High	**22.30**	19.25	18.38	21.00	19.81	17.25	19.00
Low	**16.12**	13.38	13.50	13.00	15.00	11.75	11.00
Number of shares outstanding at end of year	**9,137**	8,851	8,934	8,894	8,720	8,620	8,664
Number of employees at end of year:							
Consolidated subsidiaries	**955**	943	923	923	871	835	870
Associated companies	**156**	205	247	266	250	232	235

[1] The results of operations for 2001 include restructuring charges of $5,854 pre-tax, $4,039 after-tax, or $0.44 per diluted share; an additional provision for doubtful accounts related to the poor financial condition of certain customers of $2,000 pre-tax, $1,380 after-tax, or $0.15 per diluted share; an environmental charge of $500 pre-tax, $345 after-tax, or $0.04 per diluted share; and nonrecurring organizational structure charges of $267 pre-tax, $184 after-tax, or $0.02 per diluted share. Excluding these items, net income for 2001 was $13,613, or $1.49 per diluted share.

[2] The results of operations for 2000 include an additional provision for doubtful accounts related to the poor financial condition of certain customers of $1,672 pre-tax, $1,154 after-tax, or $0.13 per diluted share; a net gain on exit of businesses of $1,473 pre-tax, $1,016 after-tax, or $0.11 per diluted share; and an environmental charge of $1,500 pre-tax, $1,035 after-tax, or $0.11 per diluted share. Excluding these items, net income for 2000 was $18,336, or $2.06 per diluted share.

[3] The results of operations for 1999 include a net restructuring credit of $314 pre-tax, $188 after-tax, or $0.02 per diluted share. Excluding this credit, net income for 1999 was $15,462, or $1.72 per diluted share.

[4] The results of operations for 1998 include net restructuring and integration charges of $5,261 pre-tax, $2,882 after-tax and minority interest, or $0.33 per diluted share. Excluding these charges, net income for 1998 was $13,532, or $1.53 per diluted share.

[5] The results of operations for 1997 include a gain on the sale of the European pulp and paper business of $2,621 pre-tax, $1,703 after-tax, or $0.20 per diluted share and a litigation charge of $2,000 pre-tax, $1,320 after-tax, or $0.16 per diluted share. Excluding these items, net income was $12,228, or $1.41 per diluted share.

[6] The results of operations for 1996 include special charges of $24,455 pre-tax, $16,912 after-tax, or $1.96 per diluted share. Excluding these charges, net income for 1996 was $9,313, or $1.08 per diluted share.

Directors and Officers

Directors

Joseph B. Anderson, Jr.[2]
Chairman and Chief Executive Officer, Chivas Industries LLC, an interior trim automotive supplier and manufacturer

Patricia C. Barron[3,4]
Clinical Associate Professor and Senior Fellow, Stern School of Business, New York University

Peter A. Benoliel[1,4]
Former Chairman of the Board and Chief Executive Officer of the Company; Executive Committee Chairman

Donald R. Caldwell[2,3]
Chief Executive Officer, Cross Atlantic Capital Partners, Inc., a venture capital fund with offices in the U.S., Ireland, and England

Robert E. Chappell[1,3]
Chairman and Chief Executive Officer, The Penn Mutual Life Insurance Company

William R. Cook[2]
President and Chief Executive Officer, Severn Trent Services, Inc., a water purification products and laboratory and operating services company

Edwin J. Delattre[4]
Resident Scholar, Center for School Improvement, Boston University; Nominating Committee Chairman

Robert P. Hauptfuhrer[1,2,4]
Former Chairman and Chief Executive Officer, Oryx Energy Company, an energy company; Audit Committee Chairman

Ronald J. Naples[1,4]
Chairman of the Board and Chief Executive Officer

Robert H. Rock[1,3]
President, MLR Holdings, LLC, an investment company with holdings in the publishing and information businesses; Compensation/Management Development Committee Chairman

Directors Emeriti

William L. Batchelor
Retired Senior Vice President of the Company

Francis J. Dunleavy
Retired Vice Chairman of the Board, International Telephone and Telegraph Corporation

Frederick Heldring
Chairman, Philadelphia Development Partnership

Alex Satinsky
Partner, Fox, Rothschild, O'Brien & Frankel, LLP

Executive Officers

Ronald J. Naples
Chairman of the Board and Chief Executive Officer

Joseph W. Bauer
President and Chief Operating Officer

Michael F. Barry
Vice President, Chief Financial Officer and Treasurer

Ian F. Clark
Vice President and Global Industry Leader–Metalworking/CMS

James A. Geier
Vice President–Human Resources

Mark A. Harris
Vice President and Global Industry Leader–Steel/Fluid Power

Wilbert Platzer
Vice President–Worldwide Operations

Officers

D. Jeffry Benoliel
Vice President, Secretary and General Counsel

José Luiz Bregolato
Vice President and Managing Director–South America

Daniel S. Ma
Vice President and Managing Director–Asia/Pacific

Irving H. Tyler
Vice President and Chief Information Officer

Irene M. Kisleiko
Assistant Corporate Secretary

[1]Executive Committee
[2]Audit Committee
[3]Compensation/Management Development Committee
[4]Nominating Committee

Global Operations

Corporate Headquarters

Quaker Chemical Corporation
Elm and Lee Streets
Conshohocken, Pennsylvania 19428
610-832-4000
610-832-8682 (Fax)
Web site: *www.quakerchem.com*

Quaker Chemical Corporation
Wilmington, Delaware

North American Operations

Quaker Chemical Corporation
Conshohocken, Pennsylvania
- Detroit, Michigan
- Dayton, Ohio

AC Products, Inc.
Placentia, California

Q^2 Technologies, LLC
Conroe, Texas *(70% owned)*

Quaker Park Associates, L.P.
Conshohocken, Pennsylvania
(50% owned)

United Lubricants Corporation
Middletown, Ohio

TecniQuimia Mexicana S.A. de C.V.
Monterrey, Mexico *(40% owned)*

H. L. Blachford, Ltd.
Mississauga, Canada
Licensee

European Operations

Quaker Chemical B.V.
Uithoorn, The Netherlands

Quaker Chemical Europe B.V.
Uithoorn, The Netherlands

Quaker Chemical Limited
Stonehouse, England

Quaker Chemical S.A.
Villeneuve la Garenne, France

Quaker Chemical, S.A.
Barcelona, Spain

Quaker Chemical South Africa (Pty.) Ltd.
Jacobs, Republic of South Africa
(50% owned)

Asia/Pacific Operations

Nippon Quaker Chemical, Ltd.
Osaka, Japan *(50% owned)*

Quaker Chemical (Australasia) Pty. Limited
Seven Hills, Australia *(51% owned)*

Quaker Chemical India Limited
Calcutta, India *(55% owned)*

Quaker Chemical Limited
Hong Kong

Wuxi Quaker Chemical Co., Ltd.
Wuxi, China *(60% owned)*

Buhmwoo Company, Ltd.
Seoul, South Korea
Licensee

South American Operations

Kelko Quaker Chemical, S.A.
Caracas, Venezuela *(50% owned)*

Quaker Chemical Indústria e Comércio S.A.
Rio de Janeiro, Brazil *(60% owned)*

Quaker Chemical Operaçóes, Ltda.
Rio de Janeiro, Brazil *(60% owned)*

Quaker Chemical Participaçóes, Ltda.
Rio de Janeiro, Brazil

Quaker Chemical S.A.
Buenos Aires, Republic of Argentina

Corporate Information

Independent Accountants

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, Pennsylvania 19103

Stock Transfer Agent

For address changes, dividend checks, lost stock certificates, share ownership and other administrative services, contact: American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038: 800-937-5449 or *www.amstock.com.*

Investor Relations

Security analysts, portfolio managers and representatives of financial institutions seeking information about the Company are invited to contact: Michael F. Barry, Vice President & Chief Financial Officer at 610-832-8500.

Copies of the Company's Annual Report on Form 10-K and other filings will be provided without charge upon request by contacting: Irene M. Kisleiko, Assistant Secretary at 610-832-4119 or via email at *irene_kisleiko @quakerchem.com.*

We also invite you to take advantage of the Investor Relations section of our Web site *www.quakerchem.com* for expanded information about the Company.

Annual Meeting

The Annual Meeting of Shareholders will be held at the Philadelphia Marriott West, Matsonford at Front Street, 111 Crawford Avenue, West Conshohocken, Pennsylvania, on May 8, 2002 at 10:00 a.m.

Dividend Reinvestment and Stock Purchase Plan

Quaker's Dividend Reinvestment and Stock Purchase Plan offers shareholders a convenient and economical way to purchase additional Quaker Common Shares through the reinvestment of dividends and/or voluntary cash contributions without commissions or transaction fees. For further information concerning the Plan, contact American Stock Transfer & Trust Company at 800-278-4353.

Quarterly Stock Information

The following table sets forth, for the calendar quarters during the past two years, the high and low sales prices for the common stock as reported by the NYSE (amounts rounded to the nearest penny), and the quarterly dividends declared as indicated:

	2001		2000		Declared Dividends	
	High	**Low**	High	Low	**2001**	2000
First Quarter	**$19.00**	**$16.12**	$17.00	$13.38	**$.20½**	$.19½
Second Quarter	**20.99**	**17.17**	17.44	15.06	**.20½**	.19½
Third Quarter	**21.75**	**16.96**	17.38	15.81	**.20½**	.20½
Fourth Quarter	**22.30**	**18.00**	19.25	15.88	**.20½**	.20½

As of January 18, 2002 there were 810 shareholders of record of the Company's common stock, $1.00 par value, its only outstanding class of equity securities. This number does not include shareholders whose shares were held in nominee name.

KWR
LISTED
NYSE

The Quaker Code

Our core values are real world statements of how we conduct our lives in Quaker, that is, what governs our decisions and behavior.

1. The pursuit of constructive change and the flexibility to adapt are our fundamental requirements for success. We choose not to be constrained by our past. Whatever we have been in the past, whatever we [illegible] constraints of today, we can choose what we want to be and can act to change.

2. We shoot high in expectations and performance. Growth as individuals and as a Company is best accomplished by reach that exceeds our grasp. This implies a level of risk in our activities, but we accept that risk and the likelihood of sometimes failing as the necessary cost of making progress. We hold ourselves and those around us to standards of performance that demand our best efforts.

3. To do what we say we're going to do is the cornerstone of our integrity. On this cornerstone, we build our commitment to results rather than intent or effort. We set objectives against which we measure ourselves, and [illegible] ourselves accountable [illegible] on these. The only thing worse than missing a commitment is the failure to respond to it.

4. Meeting the needs of our customers is our highest commitment. Reliably and efficiently serving those who use our products and services is the key to our success as a Company. All actions and activities undertaken in our Company are tied directly to success with and for our customers.

5. Honesty, open communications, and respect for people are our basic rules for dealing with each other. Open and direct communication among all levels of the Company is key to respect and trust. These are based on honesty, candor, and fair treatment in that within the Company we report completely, welcome disagreement in the effort to find the best answer, and treat each other the way we would want to be treated.

6. We take individual action with the success of the whole as the most important criterion. Our ability to achieve depends on our willingness to act decisively as individuals in recognition that to wait for others or to do nothing betrays our responsibility for the Company's success. We always act within the context of contributing to the team of which we are a part and to the Company as a whole.

7. Financial success is a legitimate goal and a critical result. Profitability fuels the capability of the Company to provide a rewarding and satisfying experience for its people and perpetuates it as an engine for economic prosperity for all those associated with it, whether by ownership or livelihood. Because our economic enterprise is importantly connected to the quality of life in our society, we strive to give back to the communities in which we operate.

Our Mission

Quaker is a global marketer of industrial process fluids and related products and services. We enable our customers to focus on their critical competitive advantages by supplying a superior combination of product, application, and process expertise.

We target those customers to whom we can quantify and deliver lower total costs and/or improved end product quality by:

- Providing our customers with advantaged products and integrated services
- Helping our customers achieve their goals faster and more efficiently than our competitors
- *Rapidly responding to our customers' unique problems*

By focusing on these competitive strengths, we will achieve leading market share in every market segment we serve. This will build value for our shareholders and provide challenging and rewarding careers for our associates.

Quaker Chemical Corporation
Conshohocken, Pennsylvania 19428
U.S.A.
www.quakerchem.com